Mail Stop – 4720

June 30, 2009

Mr. James O. Miller
President
First Citizens Banc Corp
100 East Water Street
P. O. Box 5016
Sandusky, Ohio 44870

Re: First Citizens Banc Corp
    Form 10-K for December 31, 2008
    File Number 0-25980

Dear Mr. Miller:

       We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Managements Discussion and Analysis of Financial Condition and…, page 6

1. Reference is made to the table on page 10. In future reports, include a row for the dollar amount of nonperforming loans by year. In future reports, in footnote one, briefly explain the difference between nonperforming loans and impaired loans.

2. Reference is made to the last paragraph in the subsection, "Noninterest Expense" that begins on page 11. In future reports, please discuss the anticipated amount to the company of the special assessment to the Deposit Insurance Fund.

Notes to the Consolidated Financial Statements

Note 7 – Goodwill, page 50

3. We note you recorded a goodwill impairment charge of $43.3 million in 2008. To help us better understand your judgments in accounting for goodwill, please tell us the following and consider disclosing in future filings:

    - the reporting unit level at which you test goodwill for impairment and your basis for that determination;

    - provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

    - if you do not perform goodwill impairment testing at the reporting unit level, tell us how your goodwill impairment testing practices comply with SFAS 142;

    - for each of the valuation methodologies used to value goodwill (you list discounted cash flows, comparable transactions and the control premium method), include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses; and

    - how you weight each of the valuation methods used including the basis for that weighting

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to David Irving at 202 551-3321, or in his absence to Hugh West at 202 551-3872. Please direct any other questions to me at 202 551-3418 or in my absence to Mark Webb at 202-551-3698.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 419 627-3359